VoIP Telecom Inc.

1116-1030 West Georgia Street      Bus:604-648-2833
Vancouver BC V6E 2Y3               Fax:604-408-8698
                                   Email:voip@telus.net



October 18, 2000



THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
USA    20549


Dear Sirs:

RE:	VOIP TELECOM INC. (the "Corporation")
- Form SB-2 Registration Statement filed September 20, 2000;
SEC File No. 333-46198
-------------------------------------------------------------

The Corporation requests the withdrawal of the above referenced Form SB-2 Registration Statement pursuant to Rule 477 of the Securities Act of 1933. The Corporation requests a withdrawal of the Registration Statement on the advice of counsel pending the completion of revised acquisition agreements and consequential changes to the Corporation's public filings with the Commission. The Corporation believes that the withdrawal of the Registration Statement is in the best interests of the public and investors.
The Corporation advises that none of the securities registered in the aforementioned Registration Statement have been offered or sold by the Corporation.

Yours truly,


/s/ Alexander Anderson

ALEXANDER ANDERSON
Chief Executive Officer and Director